Filed by AB Active ETFs, Inc.

pursuant to Rule 425 Under the Securities Act of 1933

Subject Company:

Sanford C. Bernstein Fund, Inc. (File No. 811-05555)

SANFORD C. BERNSTEIN FUND, INC. (the “Company”)

-Emerging Markets Portfolio

(the “Acquired Portfolio”)

Emerging Markets Class (Ticker: SNEMX); Class Z (Ticker: EGMZX)

Supplement dated August 8, 2025 to the Prospectuses, Summary Prospectus and Statements of Additional Information, dated January 31, 2025, as amended.

* * * * *

At meetings held on August 5-6, 2025, the Board of Directors of the Company (the “Board”) approved the reorganization of the Acquired Portfolio into AB Emerging Markets Opportunities ETF (the “Acquiring Portfolio” and together with the Acquired Portfolio, the “Portfolios”), a series of AB Active ETFs, Inc., an existing exchange-traded fund (“ETF”) (the “Acquisition”), which is also managed by AllianceBernstein L.P. (the “Adviser”). Pursuant to an Agreement and Plan of Acquisition and Termination, the Acquired Portfolio will be reorganized into the Acquiring Portfolio. The closing date of the Acquisition is expected to occur on or about January 23, 2026.

The Portfolios have similar investment objectives and identical fundamental investment policies. Both Portfolios may be viewed as implementing “core” investment strategies, and both Portfolios focus their investments in equity securities of emerging markets issuers. The Acquiring Portfolio is an ETF, with shares that must be held through a broker and that trade on an exchange at market prices that may differ from the net asset value (“NAV”) of the shares. The Acquiring Portfolio is managed by a portfolio management team that differs from the portfolio management team of the Acquired Portfolio, and the Acquiring Portfolio’s team employs an integrated approach that combines both fundamental and quantitative research to identify attractive investment opportunities to manage risk.

In connection with the Acquisition, the Acquiring Portfolio will acquire the assets of the Acquired Portfolio and assume the liabilities, expenses and obligations of the Acquired Portfolio, and you will receive shares of the Acquiring Portfolio and cash (corresponding to any fractional Acquired Portfolio shares), with an aggregate value equal to the value of your Acquired Portfolio shares as of the closing date of the Acquisition. Following the Acquisition, the Acquired Portfolio will be terminated. The Acquisition does not require stockholder approval and stockholders are not being asked to vote.

The Adviser believes that the Acquisition will provide multiple benefits for investors of the Acquired Portfolio, including lower total expenses, additional share trading flexibility, increased transparency of portfolio holdings and enhanced tax efficiency. There are also certain risks, costs and other considerations associated with the Acquisition, including the risk that shares of an ETF trade in the secondary market at prices that may differ from their NAV, that stockholders of an ETF may be charged fees and commissions by their brokers when effecting transactions in ETF shares, that certain account types generally cannot hold shares of ETFs, and certain risks associated with ETF shares. In addition, because the Acquiring Portfolio is expected to effect many of its creations and redemptions of shares for cash rather than for securities, an investment in the Acquiring Portfolio is expected to be less tax-efficient than an investment in an ETF that effects redemptions of large aggregations of shares primarily on an in-kind basis. The Adviser believes, however, that the benefits of the Acquisition substantially outweigh the risks, costs and other considerations. Based on the Adviser’s recommendation, the Board, including the Directors who are not “interested persons” of the Company as defined in the Investment Company Act of 1940, as amended, determined that participation in the Acquisition is in the best interests of the Acquired Portfolio and that the Acquisition will not dilute the interests of the Acquired Portfolio’s stockholders.

Stockholders of the Acquired Portfolio will receive a combined information statement/prospectus describing the Acquisition and the Acquiring Portfolio, and summarizing the Board’s considerations in approving the Acquisition.

It is anticipated that the Acquisition will qualify as a tax-free reorganization for federal income tax purposes and that generally, participating stockholders will not recognize gain or loss in connection with the Acquisition. The Acquired Portfolio is, however, expected to engage in portfolio transactions prior to the closing of the Acquisition. These portfolio transactions are expected to result in the Acquired Portfolio realizing capital gains, some of which would be distributed to stockholders of the Portfolio prior to the closing of the Acquisition. This distribution may be subject to tax. Some stockholders will receive cash payments in redemption of fractional shares of the Acquired Portfolio, and those payments may be taxable.

Importantly, in order to receive shares of the Acquiring Portfolio as part of the Acquisition, you must hold Acquired Portfolio shares through a brokerage account that can accept shares of an ETF. If you do not hold Acquired Portfolio shares through that type of brokerage account, you will not receive shares of the Acquiring Portfolio as part of the Acquisition. Instead, your Acquired Portfolio shares will be redeemed and you will receive cash equal to the value of your Acquired Portfolio shares. The redemption of your Acquired Portfolio shares may be a taxable event. Private clients of Bernstein Private Wealth Management (“Bernstein”) generally will be eligible to receive shares of the Acquiring Portfolio.

If you do not currently hold your Acquired Portfolio shares through a brokerage account that can hold shares of an ETF, please review the accompanying Q&A closely for additional actions that you must take to receive shares of the Acquiring Portfolio as part of the Acquisition. No further action is required for stockholders that hold shares of the Acquired Portfolio through a brokerage account that can hold shares of the Acquiring Portfolio.

In anticipation of the Acquisition, purchase orders, exchange orders, and redemption orders will only be accepted by the Acquired Portfolio until the dates indicated below.

Expected Date
Purchase Orders:	January 16, 2026
Exchange Orders:	January 22, 2026
Redemption Orders:	January 22, 2026

2

IMPORTANT NOTICE ABOUT YOUR ACCOUNT HOLDING ACQUIRED PORTFOLIO SHARES

QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine if you need to take action with respect to your account holding Acquired Portfolio shares prior to the Acquisition in order to receive shares of the Acquiring Portfolio.

Q.       What types of accounts can receive shares of the Acquiring Portfolio as part of the Acquisition?

A.	If you hold your Acquired Portfolio shares in a brokerage account that permits you to purchase securities traded in the stock market, such as ETFs or other types of stocks, then you will be eligible to receive shares of the Acquiring Portfolio in the Acquisition. No further action is required.

Private clients of Bernstein generally will be eligible to receive shares of the Acquiring Portfolio in the Acquisition.

Q.       What types of accounts cannot receive shares of the Acquiring Portfolio as part of the Acquisition?

A.       The following account types generally cannot hold shares of ETFs:

•         Non-Accommodating Brokerage Accounts. If you hold your Acquired Portfolio shares in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investment in ETF shares.

•         Non-Accommodating Retirement Accounts. If you hold your Acquired Portfolio shares through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to make a new investment selection in your non-accommodating retirement account or your financial intermediary may divest you from the Acquired Portfolio and select a different investment option prior to the Acquisition.

If you are unsure about the ability of your account to accept shares of the Acquiring Portfolio, please call 800-221-5672 or contact your financial advisor or other financial intermediary (if you are a private client of Bernstein, please contact your Bernstein advisor).

Q.	How do I transfer my Acquired Portfolio shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Portfolio shares?

A.	The broker where you hold your Acquired Portfolio shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to hold ETF shares. Contact your broker right away to make the necessary changes to your account.

Q.	What will happen if I do not have a brokerage account that can accept Acquiring Portfolio shares at the time of the Acquisition?

A.	If you do not hold your Acquired Portfolio shares through that type of brokerage account, you will not receive shares of the Acquiring Portfolio as part of the Acquisition. Instead, your Acquired Portfolio shares will be liquidated and you will receive a cash payment in redemption of your Acquired Portfolio shares. Alternatively, if you hold your Acquired Portfolio shares through an account with a financial intermediary that is not able to hold shares of the Acquiring Portfolio, like many group retirement plans, your financial intermediary may transfer your investment to a different investment option prior to the Acquisition. In some cases, the liquidation of your Acquired Portfolio shares and your receipt of cash, or the transfer of your investment, may be subject to fees and expenses charged by your intermediary and may also be subject to tax. It may take time for you to receive your cash payments. Payment of redemption proceeds may take up to seven days. Please consult with your financial intermediary for more information on the impact that the Acquisition will have on you and your investments.
3

Q.       What if I don’t want to hold ETF shares?

A.	If you don’t want to receive Acquiring Portfolio shares in connection with the Acquisition, you may redeem your Acquired Portfolio shares or exchange those shares for shares of another eligible mutual fund prior to the Acquisition. Currently, the Acquired Portfolio expects that the last day to redeem your Acquired Portfolio shares and exchange your Acquired Portfolio shares for shares of another eligible mutual fund will be January 22, 2026.

Generally, there are no costs or fees associated with an exchange of Acquired Portfolio shares. The redemption or exchange of your Acquired Portfolio shares may be a taxable event. These dates may change if the anticipated closing date of the Acquisition changes.

In connection with the Acquisition, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to stockholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Acquisition. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.bernstein.com and a paper copy can be obtained at no charge by calling 800-221-5672.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

* * * * *

This Supplement should be read in conjunction with the Prospectuses for the Acquired Portfolio.

You should retain this Supplement with your Prospectus(es) for future reference.

__________________

The [A/B] Logo is a service mark of AllianceBernstein and AllianceBernstein® is a registered trademark used by permission of the owner, AllianceBernstein L.P.

4